Exhibit 99.1
Reporting Person:  Ramon Betolaza

Issuer Name and Ticker Symbol:  Polymer Group, Inc. (POLGA.OB)

Date of Event Requiring Statement:   09/09/05

Footnotes

(1) The Reporting Person converted 51,144 shares of 16% Series A Convertible Pay-In-Kind Preferred Stock of the Issuer (the "Preferred Stock") into shares of the Issuer's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), at a conversion rate of 137.14286 shares of Class A Common Stock per $1,000 liquidation amount of a share of Preferred Stock. The transaction resulted in the acquisition by the Reporting Person of an additional 7,014,034 shares of Class A Common Stock.

(2) Each of MatlinPatterson Global Opportunities Partners L.P. ("Matlin Partners (Delaware)"), MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)") and MatlinPatterson Global Opportunities Partners B L.P. (the "Opt-Out Fund", and together with Matlin Partners (Delaware) and Matlin Partners (Bermuda), "Matlin") is the direct beneficial owner of 9,968,811, 3,473,703 and 154,407 shares of Class A Common Stock, respectively. The Reporting Person is an employee of MatlinPatterson Global Advisers LLC ("Matlin Advisers"), the investment advisor to each of Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt-Out Fund. Although the Reporting Person does not have voting or investment control of the shares held by Matlin, the Reporting Person has an indirect pecuniary interest in such shares because he holds an interest in a special limited partner of Matlin, the limited partnership through which he has an indirect investment interest and carried interest in Matlins' investments, including their investments in the Issuer. The exact pecuniary interest therein is not readily determinable because it is subject to several variables, including without limitation, the internal rates of return of Matlin overall and with respect to their investments in the Issuer. The Reporting Person disclaims beneficial ownership of any reported securities except to the extent of his pecuniary interest therein.